Exhibit 99.1

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2008

IN U.S. DOLLARS

UNAUDITED

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2007	June 30, 2008
		Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$33,408	$26,934
Short-term bank deposits	98	-
Trade receivables, net	8,185	10,882
Unbilled receivables	3,155	4,066
Related parties	409	470
Other accounts receivable and prepaid expenses	3,192	1,935

Total current assets	48,447	44,287

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investment in a company	165	165
Severance pay fund	3,937	4,754
Advance on account of acquisition	-	1,000

Total long-term investments and receivables	4,102	5,919

PROPERTY AND EQUIPMENT, NET	6,045	7,659

OTHER INTANGIBLE ASSETS, NET	-	271

Total assets	$58,594	$58,136

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31, 2007	June 30, 2008
		Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,364	$2,924
Deferred revenues	4,666	4,533
Related party (Note 4)	3,932	466
Other accounts payable and accrued expenses	6,966	6,832

Total current liabilities	17,928	14,755

ACCRUED SEVERANCE PAY	5,651	6,882

LONG TERM LIABILITIES	1,579	1,859

COMMITMENTS AND CONTINGENT LIABILITIES (Note 3)

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.5 par value -
Authorized: 30,000,000 shares at December 31, 2007 and June 30, 2008;
Issued and outstanding: 16,003,158 shares at December 31, 2007 and June
30, 2008	2,261	2,261
Preferred A shares of NIS 0.5 par value -
Authorized: 6,636,391 at December 31, 2007 and June 30, 2008; Issued
and outstanding: 2,936,391 shares at December 31, 2007 and June 30,
2008: Aggregate liquidation preference of $ 6,460 at December 31, 2007
and June 30, 2008	334	334
Additional paid-in capital	75,038	75,110
Accumulated deficit	(44,197)	(43,065)

Total shareholders' equity	33,436	34,640

Total liabilities and shareholders' equity	$58,594	$58,136

The accompanying notes are an integral part of the consolidated financial statements.

August 25, 2008

Date of approval of the financial statements	Meir Lipshes Chief Executive Officer and Chairman of the Board of Directors	Eli Ofer Chief Financial Officer

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share data)

	Year ended December 31, 2007	Six months ended June 30,		Three months ended June 30,
		2007	2008	2007	2008
		Unaudited

Revenues:
Products	$25,722	$12,351	$17,428	$6,570	$8,966
Services	20,195	9,631	9,905	4,705	5,318

Total revenues	45,917	21,982	27,333	11,275	14,284

Cost of revenues:
Products	12,504	5,925	8,238	2,918	4,417
Services	8,545	4,343	3,845	1,971	1,875

Total cost of revenues	21,049	10,268	12,083	4,889	6,292

Gross profit	24,868	11,714	15,250	6,386	7,992

Operating expenses:
Research and development , net	9,433	4,345	5,950	2,146	2,948
Selling and marketing	7,857	3,503	4,980	1,768	2,560
General and administrative	6,952	4,241	3,316	2,430	1,953

Total operating expenses	24,242	12,089	14,246	6,344	7,461

Operating income (loss)	626	(375)	1,004	42	531
Other income	33	33	-	33	-
Financial income (expenses), net	2,150	1,019	382	438	(195)

Income before tax	2,809	677	1,386	513	336
Tax expenses (income)	(87)	(137)	254	(343)	76

Net income	$2,896	$814	$1,132	$856	$260

Net income attributed to preffered shares	$449	$126	$176	$133	$40

Net income attributed to ordinary shares	$2,447	$688	$956	$723	$220

Basic net earnings per share attributed
to Ordinary shareholders	$0.15	$0.04	$0.06	$0.05	$0.01

Basic and diluted net earnings per share
attributed to Ordinary shareholders	$0.15	$0.04	$0.06	$0.04	$0.01

Weighted average number of shares used
for computing net earnings per share
attributed to Ordinary shareholders:

Basic	16,001,148	16,000,431	16,003,158	16,000,431	16,003,158

Diluted	16,121,989	16,098,958	16,003,158	16,158,882	16,003,158

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Number of		Share capital		Additional paid-in capital	Accumulated deficit	Total shareholders' equity
	Preferred A shares	Ordinary shares	Preferred A shares	Ordinary shares

Balance as of January 1, 2007	2,936,391	16,000,431	$334	$2,260	$74,919	$(47,018)	$30,495

Exercise of warrants	-	2,727	-	1	6	-	7
Share-based compensation	-	-	-	-	113	-	113
Cumulative effect of FIN48 adoption	-	-	-	-	-	(75)	(75)
Net income	-	-	-	-	-	2,896	2,896

Balance as of December 31, 2007	2,936,391	16,003,158	334	2,261	75,038	(44,197)	$33,436

Share-based compensation	-	-	-	-	72	-	72
Net income	-	-	-	-	-	1,132	1,132

Balance as of June 30, 2008 (unaudited)	2,936,391	16,003,158	$334	$2,261	$75,110	$(43,065)	$34,640

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31, 2007	Six months ended June 30,
		2007	2008
		Unaudited

Cash flows from operating activities:

Net income	$2,896	$814	$1,132
Adjustments required to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	1,964	977	1,117
Gain from sale of property and equipment	(221)	(226)	(124)
Amortization of intangible asset	-	-	24
Accrued interest on short-term bank deposits	(4)	(31)	(1)
Accrued severance pay, net	319	120	414
Share-based compensation	113	63	72
Increase in trade receivables, net	(3,521)	(739)	(2,182)
Decrease (increase) in unbilled receivables	(321)	1,001	(911)
Balances with related parties	3,856	763	(3,526)
Decrease (increase) in other accounts receivable and
prepaid expenses	(927)	(146)	1,335
Decrease (increase) in long-term trade and unbilled
receivables	3,324	(69)	-
Increase (decrease) in trade payables	(144)	(471)	19
Decrease in deferred revenues	(3,667)	(3,229)	(133)
Decrease in other accounts payable and accrued expenses	(502)	(557)	(449)
Landlord lease incentive	499	-	184
Accrued interest on long-term liability	-	-	(36)

Net cash provided by (used in) operating activities	3,664	(1,730)	(3,065)

Cash flows from investing activities:

Proceeds from acquisition of subsidiary	-	-	(71)
Investment in short-term and long-term bank deposits	(2,000)	(2,000)	-
Proceeds from short-term bank deposits	2,987	800	98
Purchase of property and equipment	(4,318)	(875)	(2,629)
Proceeds from sale of property and equipment	372	272	262
Advance on account of acquisition	-	-	(1,000)

Net cash used in investing activities	(2,959)	(1,803)	(3,340)

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31, 2007	Six months ended June 30,
		2007	2008
		Unaudited

Cash flows from financing activities:

long-term debt from landlord	1,286	-	-
Payment of long-term debts	-	-	(69)
Exercise of warrants	7	-	-

Net cash provided by (used in) financing activities	1,293	-	(69)

Increase (decrease) in cash and cash equivalents	1,998	(3,533)	(6,474)
Cash and cash equivalents at the beginning of the period	31,410	31,410	33,408

Cash and cash equivalents at the end of the period	$33,408	$27,877	$26,934

Supplemental disclosure of cash flows information:

Cash paid during the period for:
Taxes	$187	$141	$86

Non-cash activities:

Proceeds from acquisition of subsidiary	$-	$-	$229

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1: –	GENERAL

a.	The accompanying unaudited interim consolidated financial statements have been prepared as of June 30, 2008, and for the six months then ended in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States but which are not required for interim reporting purposes, have been condensed or omitted. See Note 5 for the reconciliation from U.S. GAAP to International Financial Reporting Standard (“IFRS”).

These financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2007 included in Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission (“the annual financial statements”).

The condensed interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the periods presented.

Results for the six months ended June 30, 2008, are not necessarily indicative of the results that may be expected for the year ended December 31, 2008.

b.	Acquisitions of a subsidiaries:

In January 2008, the Company acquired Telesens LLC (“Telesens”), a software house headquartered in the Ukraine with a presence in the CIS (Commonwealth of Independent States) market. Under the terms of the agreement, the aggregate purchase price is up to $2,700, subject to downward adjustments. Such adjustments are mainly based on Telesens results of operations during 2007, 2008 and 2009.

Telesens results of operations have been included in the Company’s consolidated financial statements since the acquisition date.

The Company concluded that the purchase price at the closing date will be zero because the Company can not estimate the downward adjustment from the $ 2,700 and because theoretically the entire purchase price may be subject to future deductions. All payments on account of the acquisition will be considered as advances on account of the acquisition until such time that all deductions will be concluded at the end of 2009.

As presented in the table below, the sum of fair values of the assets acquired less liabilities assumed exceeded the acquisition cost because the purchase price at the closing was determined to be zero.

However, since this business combination involves a contingent consideration in future periods the Company recorded a liability that is equal to the total amount of negative goodwill at the closing date.

NOTE 1: –	GENERAL (Cont.)

The acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their relative fair values as of the acquisition date, as follows:

Cash and cash equivalents	$79
Trade receivables	365
Other accounts receivable	60
Property and equipment	239
Customer relations	244
Contracts in progress	230
Current Technology	51
Trade payables	(541)
Deferred revenues	(61)
Other current liabilities	(207)
Deferred tax liabilities	(80)
Acquisition costs	(150)

Liability as a result of contingent purchase price	$229

The value assigned to the tangible assets, intangible assets and liabilities has been determined as follows:

1.	Telesens current assets and liabilities were recorded at their carrying amounts. The carrying amounts of the current assets and liabilities were reasonable proxies for their market values due to their short term maturity.

2.	The value assigned to the customer-relations and current technology intangibles amounted to $295. The fair value of these intangibles were determined using the Income Approach.

3.	Contracts in progress – The amount allocated to contracts in progress was based on the estimated fair value of these contracts at the acquisition date. The fair value assigned to these contracts is based on the remaining amounts to be billed under the contracts, reduced by the estimated cost to complete the contracts and an allowance for normal profit related to the activities that will be performed by the Company after the acquisition.

4.	The Company recorded a deferred tax liability of $ 80 for the difference between the assigned values and the tax bases of the customer-relations and technology intangible assets.

NOTE 1: –	GENERAL (Cont.)

c.	Pro forma financial information:

The following table for the year ended December 31, 2007 presents certain combined unaudited statements of income data as if the acquisition Telesens had occurred on January 1, 2007, after giving effect to purchase accounting adjustments, including amortization of identifiable intangible assets:

Year ended December 31, 2007
(Unaudited)

Revenues	$48,599

Net income	$2,352

Earnings per share:
Basic	$0.12
Diluted	$0.12

The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisitions taken place at the beginning of 2007, nor is it necessarily indicative of future results.

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies followed in the preparation of these financial statements are identical to those applied in preparation of the latest annual financial statements.

b.	The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c.	The financial statements have been prepared in U.S. dollars, since the functional currency of the Company and its principal subsidiaries is the U.S. dollar.

d.	The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Impact of recently issued accounting standards:

In December 2007, the FASB issued SFAS 141(R), Business Combinations (“SFAS No. 141(R)”). This Statement replaces SFAS 141, Business Combinations (“SFAS No. 141”), and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)‘s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) amends SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”), to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances.

It also amends SFAS 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect that the adoption of SFAS 141R will have any impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS 160 (“SFAS No. 160”), Noncontrolling Interests in Consolidated Financial Statements. SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS No. 160 will have significant impact on its consolidated financial statement.

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) – an amendment of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 161 is intended to improve financial reporting transparency regarding derivative instruments and hedging activities by providing investors with a better understanding of their effects on financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company will adopt SFAS 161 on January 1, 2009. The Company does not expect the adoption of SFAS 161 will have an impact on its consolidated financial statements.

On May 9, 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. Any effect of applying the provisions of SFAS 162 is to be reported as a change in accounting principle in accordance with SFAS No. 154, “Accounting Changes and Error Corrections”. The Company will adopt SFAS 162 once it is effective and is currently evaluating the effect that the adoption will have on its condensed consolidated financial statements.

NOTE 3: –	CONTINGENT LIABILITIES

a.	Securities class action:

A shareholder’s class action lawsuit was filed in September 2004 against the Company, Team Software Industries Ltd. and certain of the Company’s executive officers. The lawsuit purports to be a class action filed on behalf of persons who held the Company’s shares during the period between February 6, 2002 and November 14, 2002. The complaint alleges that material misrepresentations and omissions concerning the Company’s operations and performance artificially inflated the Company’s stock price, causing damages to investors.

The Company filed a motion to dismiss the complaint which motion was granted by an opinion dated October 6, 2006. The opinion dismissed the amended and consolidated complaint but granted plaintiff the right to file a second amended and consolidated complaint. The second amended and consolidated complaint was filed on November 9, 2006. The Company filed a motion to dismiss the second amended and consolidated complaint on January 10, 2007, which motion was denied with respect to the Company by order dated May 2007. The Company filed an answer to the second amended and consolidated complaint which denied its material allegations. A mediation to explore the possibility of resolving this matter was held in November 2007. An agreement in principle was reached and memorandum of understanding outlining such agreement was executed in December 2007. A motion seeking preliminary approval of the settlement from the court was filed on April 14, 2007 and an order preliminary approving the settlement and setting a hearing on September 11, 2008. The settlement is being paid by the directors and officers insurance of the Company.

NOTE 3: –	CONTINGENT LIABILITIES (Cont.)

b.	Dispute with vendor:

A claim was filed at the court of London against the Company in May 2008 by a law firm in London. The law firm demanding unpaid bills in connection with certain legal services provided to the Company. The Company denied the claim. The Company believes that the demanded sums exceeded the agreed budget for the legal services provided by the law firm, not in accordance with the instructions made by the Company and without providing with suitable explanations for the exceed budget. However, the Company cannot assure that the court will accept its view. The Company believes that the parties will be able to settle the case and made an adequate provision in its financial statements.

NOTE 4: –	RELATED PARTY TRANSACTION AND BALANCE

Balance with related party-shareholder:

During the years 1998 to 2000, the Company granted Mr. Shlomo Eisenberg (“Mr. Eisenberg”), the former chairman of the board of directors and a major shareholder of the Company, an aggregate of 105,000 options to purchase ordinary shares of the Company. In the years 2001 and 2002, Mr. Eisenberg exercised a portion of his options (“the Options”) and the Company withheld Israeli income tax from income realized by Mr. Eisenberg upon the exercise of the Options, as required under law.

At the end of 2005, the Company underwent a tax deductions audit by the Israeli Tax Authority (“ITA”). As a result of such audit, the ITA assessed an additional NIS 1.5 million in withholding taxes with respect to income derived by Mr. Eisenberg from the exercise of the Options. Following consultation with the Company’s tax advisors, the Company paid the additional withholding tax amount assessed in the audit. The Company was informed that it is required to collect such additional tax from Mr. Eisenberg otherwise such additional amount will be viewed as a benefit received by Mr. Eisenberg from the Company, resulting in additional withholding tax being charged to the Company as a result of the grant of such benefit.

The Company filed a NIS 1.6 million lawsuit and demanded reimbursement for the additional withholding tax from Mr. Eisenberg. The trial took place in September 2007 and January 2008. The Company filed written summations on March 13, 2008. On August 12, 2008 the court gave judgment which accepted the Company’s lawsuit in its entirety and determined that Mr. Eisenberg will pay the Company the amount of NIS 1,574,097 (approximately $ 439 as of August 12, 2008), including linkage differentials and interest and including attorney fees. Mr. Eisenberg has 45 days from receiving the court judgment to appeal to the district court.

NOTE 5: –	RECONCILIATION TO IFRS

The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. Had the consolidated financial statements been prepared in accordance with IFRS, the effects on the financial statements would have been as follows:

a.	Effect on the statement of operations:

	December 31 2007	June 30
		2007	2008

Net income as reported, under U.S. GAAP	$2,896	$814	$1,132

Reconciling item for IFRS reporting:
Accrued severance pay	25	(41)	102

Net income according to IFRS *)	$2,921	$773	$1,234

*)	Amounts in NIS presented in accordance with IFRS were translated into U.S. dollars according to the exchange rate at the end of the corresponding period.

	December 31 2007	June 30
		2007	2008

Basic and diluted net income attributed to
shareholders as reported, under U.S. GAAP	$0.15	$0.04	$0.06

Reconciling item for IFRS reporting	-	-	0.01

Basic and diluted net income attributed to
shareholders according to IFRS *)	$0.15	$0.04	$0.07

According to U.S. GAAP, under FAS 128 “Earnings per Share”, the number of incremental shares to be included in the denominator for year-to-date diluted EPS should be determined by computing a year-to-date weighted average of the number of incremental shares included in each quarterly diluted EPS computation (assuming all periods were profitable). According to IAS 33 “Earnings per Share” the incremental shares included in year-to-date diluted EPS weighted average would be computed using the average market price of shares for the year-to-date period. This item had no impact on the earning per share for the six months periods ended June 30, 2008 and 2007 and for the year ended December 31, 2007.

NOTE 5:–	RECONCILIATION TO IFRS (Cont.)

b.	Shareholders’ equity differences:

	December 31 2007	June 30 2008

Shareholders' equity as reported, under U.S. GAAP	$33,436	$34,640

Reconciling item for IFRS reporting:
Accrued severance pay	489	591

Shareholders' equity according to IFRS *)	$33,925	$35,231

*)	Amounts in NIS presented in accordance with IFRS were translated into U.S. dollars according to the exchange rate at the end of the corresponding period.

c.	Material adjustments:

The abovementioned adjustments result primarily from the differences between U.S. GAAP and IFRS, as follows:

According to U.S. GAAP, the cash surrendered value of such insurance policies should be presented in the balance sheet as long-term investments and the full severance pay liability should be presented in the balance sheet. According to IAS 19, “Employee Benefits”, the Company’s benefit plan is considered a defined benefit plan, and therefore, the severance pay liability is required to be calculated on an actuarial basis. The actuarial calculation takes into consideration future salary increases, the rates of employee turnover, and the estimated timing of payments.